UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: June 8, 2010

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

Camtek Joins Industry Alliance to Develop
Advanced 3D Semiconductor Packaging

Camtek will be an Advanced Optical Inspection Partner in New York State’s Tech Valley

MIGDAL HAEMEK, Israel – June 8, 2010 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek” or the “Company”), announced today that it has entered into a joint development agreement (JDA) with IBM Corporation (NYSE: IBM) and will be joining a new industry alliance aimed at optimizing systems and processes for next-generation three-dimensional (3D) semiconductor packaging. Camtek has a significant role in providing advanced optical inspection and metrology R&D expertise for the new development program.

Following the semiconductor front-end model, the new IBM-led R&D collaboration is bringing together a world-class ecosystem of companies to focus specifically on packaging development. The joint development effort is leveraging the joint resources of key manufacturers, suppliers and customers, and it will create leading-edge packaging centers to develop end-to-end 3D packaging solutions for the industry — establishing a host of new best-known-methods for the semiconductor back-end.  The work will be centered in New York’s Tech Valley – a region in Eastern New York State that stretches from Montreal to just north of New York City – and is one of the world’s leading epicenter’s for nanotechnology R&D.

The new generation of 3D packaging will utilize multiple stacked semiconductor layers with vertical connections between them. Compared to 2D devices, the new 3D devices will enable higher performance with lower power consumption, as well as greater bandwidth and the integration of mixed technologies.

To be successful, these complex next-generation 3D packages will require more advanced defect detection abilities and more advanced metrology tools. To address that critical need, Camtek's new automated optical inspection (AOI) system, will be used in the joint development collaboration, to meet the challenge. The Camtek tool will be delivered in the second quarter of 2010.

"We are extremely gratified that Camtek is now an inspection partner in the IBM-led semiconductor packaging R&D ecosystem,” said Roy Porat, Camtek’s General Manager. "We're looking forward to contributing our inspection experience to this prestigious industry group and we hope to build significant R&D competencies by helping bring advanced packaging to the next level."

ABOUT CAMTEK LTD.
Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.